Exhibit 77(c)


                Matters submitted to a vote of security holders

At a February 1, 2007 Special Meeting of Shareholders of ING VP Global Science and Technology Portfolio, a series of ING Variable Products Trust, shareholders were asked to:

1. approve a new sub-advisory agreement for the Portfolio between ING Investments, LLC ("ING Investments"), the Portfolio's investment adviser, and BlackRock Advisors, LLC ("BA LLC"), under which BA LLC will serve as sub-adviser to the Portfolio, with no change in the investment adviser, the portfolio management team or the overall management fee paid by the Portfolio to ING Investments; and

2. to approve a "Manager-of Managers" arrangement for the Portfolio to permit ING Investments, in its capacity as the Portfolio's investment adviser, subject to prior approval by the Portfolio's Board of Directors, to enter into and materially amend agreements with unaffiliated sub-advisers without obtaining approval of the Portfolio's shareholders.

                                Shares voted
                                 against or       Shares
Proposal    Shares voted for      withheld       abstained    Total Shares Voted
--------    ----------------      --------       ---------    ------------------
    1        10,312,248.281     344,995.012    1,698,536.272   12,355,779.565
    2         9,088,860.206   1,516,491.329    1,750,428.030   12,355,779.565